Exhibit 99.1

The Hague, March 1, 2007

AEGON appoints Louise Costikyan Senior Vice-President for Investor Relations

AEGON N.V. today announced the appointment of Ms. Louise Costikyan as Senior Vice-President for Investor Relations. Ms. Costikyan will co-lead AEGON’s Investor Relations activities together with Gerbrand Nijman, who will join AEGON as Senior Vice-President for Investor Relations on March 1, 2007.

“AEGON looks forward to further benefiting from Louise Costikyan’s extensive professional experience and insurance expertise. Her enhanced role as co-leader of AEGON’s investor relations program will undoubtedly serve to strengthen our communications to the investor and analyst communities,” said Jos Streppel, AEGON’s Chief Financial Officer and member of the Executive Board.

Louise Costikyan joined AEGON in 2005 as Vice-President for Investor Relations. Prior to joining AEGON and in addition to other positions, Ms. Costikyan was an investment manager for TIAA-CREF as well as an insurance analyst at Merrill Lynch.

Ms. Costikyan’s appointment will be effective March 1, 2007.

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 27,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition is to be the best in the industry.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States

Analysts & Investors	+31 (0)70 344 83 05	877 548 9668 (toll free – USA only) / +1 410 576 45 77

Media	+31 (0)70 344 83 44

E-mail	gca-ir@aegon.com	ir@aegonusa.com

Website	www.aegon.com